UNITED STATES                     SEC FILE NO.
                       SECURITIES AND EXCHANGE COMMISSION             0-21656
                             WASHINGTON, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

|_| Form 10-K   |_| Form 20-F  |_| Form 11-K   X Form 10-Q     |_| Form N-SAR

For Period Ended: September 30, 2001
|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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HUMBOLDT BANCORP
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Full Name of Registrant

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Former Name if Applicable

2440 SIXTH STREET
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Address of Principal Executive Office (Street and Number)

EUREKA, CA  95502
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City, State and Zip Code

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PART II -- RULES 12b - 25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

X  (a)    The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort expense;

X  (b)    The subject annual report,  semi-annual  report,  transition report on
          Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b - 25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State  below in  reasonable  detail the reasons why Form 10-Q could not be filed within the prescribed time period.

        The Company needs more time to complete its Form 10-Q.


PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

Patrick Rusnak                                               (707) 269-3995
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(Name)                                          (Area Code and Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     X  Yes                 No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     X  Yes                 No

     For the nine months ended September 30, 2001, the Company had a net loss of $8.7 million, compared to net income of $7.3 million for the same period during the prior year. The primary reason for the difference is due to a loss of $14.6 million attributed to the discontinued operations of Bancorp Financial Services.

                                HUMBOLDT BANCORP
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                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 15, 2001                   By:  /s/  Patrick Rusnak
                                                --------------------------------
                                                 Patrick Rusnak,
                                                 Chief Financial Officer